VIA EDGAR

January 8, 2010

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Danaher Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 25, 2009

File No. 1-8089

Dear Ms. Blye:

We are responding to your comment letter dated December 2, 2009, to H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher Corporation (“Danaher” or the “Company”) relating to the above document. For ease of reference, we have repeated the Staff’s comments in bold text preceding our response.

General

1.	We note a December 2008 news article discussing your accelerating growth in Latin America and the Middle East. We also note a March 2008 news article stating that your Trojan Technologies subsidiary’s East African operations will include Sudan. Cuba, sometimes included in regional references to Latin America; Iran and Syria, located in the Middle East; and Sudan, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Danaher policy prohibits any sale of products, technology or services that is contrary to U.S. law, including the sanctions and export controls enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). We devote significant resources to ensuring that no unlawful sales are made to any country.

We describe below the nature and extent of Danaher’s sales into Iran, Syria, Sudan and Cuba in 2008. As indicated below, Danaher’s sales into these countries are very small. Except for receivables relating to these sales, the Company has no assets or liabilities, and does not maintain any offices or employees, in any of these countries.1

•

Certain of our subsidiaries sold into Iran dental and other medical products, inkjet printers and related products, water quality products, microscopes and histology products, testing equipment for construction materials, power quality equipment, flowmeters, temperature controllers, gauges and ballscrews. These sales occurred directly and through distributors to end-users that include private businesses as well as government-owned hospitals, utilities, refineries and universities. To the best of our knowledge, none of the products sold into Iran has been employed in any military application or used by the armed forces of Iran.

•

Certain of our subsidiaries sold into Syria dental and other medical products, testing equipment for construction materials, environmental testing products, electrochemical testing products and gauges. These sales occurred directly and through distributors to end-users that include private businesses and government-owned universities. To the best of our knowledge, none of the products sold into Syria has been employed in any military application or used by the armed forces of Syria.

•

Certain of our subsidiaries sold into Sudan dental and other medical products, microscopes and histology products, and testing equipment for construction materials. These sales occurred directly and through distributors to end-users that include private businesses, government-owned hospitals, utilities and civil engineering contractors and the Ministry of Energy & Mining. In addition, one of our subsidiaries sold ultraviolet wastewater disinfection equipment through a distributor to a U.S. relief agency for installation in Sudan. To the best of our knowledge, none of the products sold into Sudan has been employed in any military application or used by the armed forces of Sudan.

•

One of our subsidiaries sold into Cuba medical products for use by public hospitals, pursuant to an OFAC license. To the best of our knowledge, none of the products sold into Cuba has been employed in any military application or used by the armed forces of Cuba.

2008 sales into Iran, Syria, Sudan and Cuba totaled approximately $5.8 million, representing less than .05% of the Company’s consolidated revenues in 2008. Prior year sales and anticipated sales in future years do not vary significantly from this amount.

[1]	Subsequent to the date of the article referred to in the Staff’s comment letter and prior to the date of the Staff’s letter, the Company’s Trojan Technologies subsidiary discontinued its plan to establish a physical presence in East Africa.

Danaher takes its U.S. export control compliance obligations very seriously. We have a comprehensive export compliance program in place, including a broad set of policies, processes, communications and training to support our ongoing commitment to comply with all applicable U.S. laws. Danaher’s Policy Regarding U.S. Export Control Laws and related procedures are designed to ensure that our employees involved in international business transactions understand and know how to comply with the relevant U.S. export control laws, and that parties to our business transactions are screened against appropriate U.S. restricted party lists such as OFAC’s Specially Designated Nationals List and BIS’ Denied Person List and Entity List. Danaher conducts extensive export compliance training in various forms (including in-person and on-line training) for relevant personnel and our corporate export compliance department regularly audits our businesses for compliance with all applicable U.S. export control laws. If we identify potential violations of our policies or laws we investigate and take corrective action, and make voluntary disclosures to the relevant agencies of the U.S. Government as appropriate.

In connection with the preparation of our Exchange Act reports, we consider transactions and other matters required to be disclosed pursuant to the line item requirements of Form 10-K and Form 10-Q as well as transactions and other matters required to be disclosed pursuant to Exchange Act Rules 12b-20 and 10b-5. We have concluded that our sales to Iran, Syria, Sudan and Cuba are immaterial from both a quantitative and a qualitative perspective and therefore are not required to be separately disclosed in our Exchange Act reports. From a quantitative perspective, we believe that these amounts are immaterial in relation to Danaher’s consolidated revenues. If all or any portion of these revenues were to terminate for any reason, it would not affect our ability to achieve our strategic and operational objectives. From a qualitative perspective, given the incidental amount of sales into and the lack of any other Danaher operations in these countries, the nature of the products sold and the rigor of our export compliance program, we do not believe that these sales will or should adversely impact in any significant way Danaher’s reputation or investor decisions with respect to Danaher.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (202) 419-7611 with any questions or comments regarding this letter. Thank you.

Very truly yours,

/s/ James F. O’Reilly
James F. O’Reilly
Associate General Counsel and Secretary

Cc:	Peggy Fisher

Assistant Director, Division of Corporation Finance

Jennifer Hardy

Special Counsel, Division of Corporation Finance